SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2012

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding Poll Results of the Extraordinary General Meeting Held on 16 October 2012	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

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•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 18, 2012	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

EXTRAORDINARY GENERAL MEETING HELD ON 16 OCTOBER 2012–POLL RESULTS

The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the EGM of the Company held on 16 October 2012.

Reference is made to the circular (the “Circular”) and the notice of the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) dated 30 August 2012. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as ascribed to them in the Circular and the notice of the extraordinary general meeting.

Results of the EGM

The Board of directors of the Company (the “Board”) is pleased to announce that all the proposed resolutions were duly passed by the Shareholders by way of poll at the extraordinary general meeting (the “EGM”) of the Company held on 16 October 2012 at No. 31 Jinrong Street, Xicheng District, Beijing, PRC.

As of the date of the EGM, the total number of issued shares of the Company was 80,932,368,321. As explained in the Circular, China Telecommunications Corporation, the controlling shareholder of the Company, holding an aggregate of 57,377,053,317 shares (representing approximately 70.89% of the total number of issued shares of the Company), was required to abstain from voting on the ordinary resolutions numbered 1, 2 and 3 relating to the major transaction and connected transaction in respect of the acquisition of certain CDMA network assets and associated liabilities and the renewal of existing continuing connected transactions at the EGM. There were no restrictions on any other Shareholders casting votes on the proposed resolutions at the EGM. Accordingly, the total number of shares entitling the holders to attend and vote for or against the ordinary resolutions numbered 1, 2 and 3 at the EGM was 23,555,315,004, representing approximately 29.11% of the total number of issued shares of the Company, while the total number of shares entitling the holders to attend and vote for or against the ordinary resolutions numbered 4, 5 and 6 and the special resolution numbered 7 was 80,932,368,321, representing all the issued shares of the Company. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. China Telecommunications Corporation had abstained from voting on the proposed ordinary resolutions numbered 1, 2 and 3 at the EGM.

The poll results in respect of the proposed resolutions at the EGM were as follows:

Ordinary Resolutions		No. of votes (%)
		For	Against
1.	Ordinary resolution numbered 1 of the Notice of EGM dated 30 August 2012 (to approve the agreement in relation to the acquisition of certain assets and associated liabilities of the CDMA Network)	18,042,748,763 (99.9856%)	2,599,400 (0.0144%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2.

Ordinary resolution numbered 2 of the Notice of EGM dated 30 August 2012

(to approve the continuing connected transactions contemplated under the Engineering Framework Agreement and the proposed Annual Caps)

		17,850,402,963 (99.9855%)	2,589,000 (0.0145%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
3.

Ordinary resolution numbered 3 of the Notice of EGM dated 30 August 2012

(to approve the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement and the proposed Annual Caps)

		17,850,247,163 (99.9848%)	2,714,200 (0.0152%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.	Ordinary resolution numbered 4 of the Notice of EGM dated 30 August 2012 (to approve the election of Mr. Chen Liangxian as a Director of the Company)	75,012,057,280 (99.7100%)	218,132,500 (0.2900%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
5.	Ordinary resolution numbered 5 of the Notice of EGM dated 30 August 2012 (to approve the election of Mr. Shao Chunbao as a Supervisor of the Company)	74,792,490,779 (99.4182%)	437,709,201 (0.5818%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Ordinary Resolutions		No. of votes (%)
		For	Against
6.	Ordinary resolution numbered 6 of the Notice of EGM dated 30 August 2012 (to approve the election of Mr. Hu Jing as a Supervisor of the Company)	75,166,562,180 (99.9155%)	63,588,300 (0.0845%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Special Resolutions		No. of votes (%)
		For	Against
7.	7.1 Special resolution numbered 7.1 of the Notice of EGM dated 30 August 2012 (to approve the amendments to Article 13 of the articles of association of the Company)	75,226,716,880 (99.9961%)	2,909,200 (0.0039%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
	7.2 Special resolution numbered 7.2 of the Notice of EGM dated 30 August 2012 (to approve the amendments to Article 118 of the articles of association of the Company)	74,828,601,190 (99.4670%)	400,973,790 (0.5330%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

7.3     Special resolution numbered 7.3 of the Notice of EGM dated 30 August 2012

(to authorise any Director of the Company to complete registration or filing of the amendments to the articles of association)

		75,226,718,780 (99.9961%)	2,931,500 (0.0039%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of Company’s H Shares, acted as scrutineer for the vote-taking at the EGM.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The appointment of Mr. Chen Liangxian as a Non-Executive Director of the Company was approved at the EGM and the term of office commences from 16 October 2012 until the annual general meeting of the Company for the year 2013 to be held in the year 2014. The Company will enter into a service contract with Mr. Chen Liangxian and the Board will determine the remuneration of Mr. Chen with reference to his duties, responsibilities, experience as well as current market conditions.

Mr. Chen Liangxian, aged 49, is a Non-Executive Director of the Company. Mr. Chen is an economist and completed the post-graduate program in law from the Guangdong Academy of Social Sciences. He is currently the Chairman of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). He served as the Chairman and General Manager of Guangdong Materials Group Corporation, the Office Deputy Director, Assistant to General Manager and Deputy General Manager of Guangdong Materials Management Corporation, Deputy Director General and Director General of Guangdong Huilai County Commercial Bureau, General Manager of Business Cooperative Corporation and Manager of Guangdong Province Huilai County Overseas Chinese Commodities Supply Company. Mr. Chen has 30 years of experience in enterprise management. He was awarded the Guangdong Province May 1st Labour Medal in 2007 and the National May 1st Labour Medal in 2012.

APPOINTMENT OF SUPERVISORS

The appointment of Mr. Shao Chunbao and Mr. Hu Jing as the Supervisors of the Company was approved at the EGM while Mr. Zhang Jianbin has been elected by democratic election of the employees of the Company as a Supervisor of the Company representing the employees. Their terms of office commence from 16 October 2012 until the annual general meeting of the Company for the year 2013 to be held in the year 2014. The Company will enter into service contracts with them and the Supervisory Committee will determine their remuneration with reference to their duties, responsibilities, experience as well as current market conditions.

Mr. Shao Chunbao, aged 54, is the Chairman of the Supervisory Committee of the Company. Mr. Shao is currently the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Shao received a doctorate degree from the Huazhong University of Science and Technology. He served as Deputy Office Director and Deputy Director of the Scientific Research Division of the Shanxi Taiyuan Municipal Party School, Director-grade Secretary in the General Office of CPC Committee of Shanxi Province, Director-grade investigator of the Organisation Department of the Central Committee of CPC, Director General-grade Deputy Director General of the Central Direct-owned Institutions Management Office, Deputy Secretary of the Municipal Party Committee of Jiujiang of Jiangxi Province, Deputy Secretary of the Discipline Commission and Director General of the Inspection Bureau of the State Owned Assets Supervision and Administration Commission of the State Council. Mr. Shao has extensive government work experience and management experience.

Mr. Hu Jing, aged 37, is a Supervisor of the Supervisory Committee of the Company. Mr. Hu is currently the Deputy Director in the audit department of the Company. Mr. Hu received a bachelor’s degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master’s degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with 15 years of experience in finance and auditing.

Mr. Zhang Jianbin, aged 47, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department). Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLB and LLM degrees. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Legal Affairs Division of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with over 20 years of experience in telecommunications legislation and regulations, corporate governance, corporate legal affairs and risk management.

Save as disclosed in this announcement, none of the above director and supervisors has held any directorship in any other listed companies nor taken up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, none of the above director and supervisors has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the appointment of the above director and supervisors that shall be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 16 October 2012

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Chen Liangxian as the non-executive director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.